UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

OCTOBER 25, 2007

Commission File Number:   1-14636

ABITIBI-CONSOLIDATED INC.
(Exact name of registrant as specified in its charter)
1155 Metcalfe Street, Suite 800 Montreal, Quebec, Canada H3B 5H2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [_]	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Exhibit

Number	Description

99.1	Material Change Report dated October 25, 2007.

99.2

Asset Preservation Order issued by the United States District Court for the District of Columbia in the matter of United States of America vs. Abitibi-Consolidated Inc. and Bowater Incorporated, dated October 23, 2007.

99.3

Final Judgement issued by the United States District Court for the District of Columbia in the matter of United States of America vs. Abitibi-Consolidated Inc. and Bowater Incorporated, dated October 23, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ABITIBI-CONSOLIDATED INC. (Registrant)
	By:	/s/ Jacques P. Vachon
Date: October 25, 2007		Name: Jacques P. Vachon Title: Senior Vice-President, Corporate Affairs and Secretary